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Filed by The Titan Corporation pursuant to Rule 425 under the Securities Act of 1933.
Subject Company: Jaycor, Inc. Commission file No.: 001-06035

Press Release

Titan to Acquire Jaycor

        SAN DIEGO, January 22, 2002—The Titan Corporation (NYSE: TTN) today announced that it has entered into a definitive agreement to acquire Jaycor, Inc.—a San Diego based provider of information technology services and specialized communications and sensor products—for approximately $95 million in Titan common stock. The transaction is expected to close in the first quarter of 2002, reduce Titan's net debt by approximately $50 million, add approximately $45 to $50 million to Titan's 2002 revenues, and be accretive to Titan's 2002 earnings.

        Founded in 1975 as a defense research and development contractor, Jaycor has provided advanced research, technical and engineering services as well as specialized electronic products to the Department of Defense and other government customers for more than twenty-five years. The company's key products today include respiration sensors, acoustic imaging sensors, visibility sensors, radar systems, radiation hardened and ruggedized military devices, and network security products. Upon the closing of the transaction, Jaycor will become a part of Titan's government information and communications technology business.

        In addition to developing a successful government business, Jaycor has also been one of the few defense companies, in addition to Titan, that has been successful in creating commercial businesses from technology developed under contracts with the U.S. military. Jaycor has spun-off JNI (Nasdaq: JNIC), a publicly-traded provider of fibre channel hardware and software products and more recently spun-off Jaycor Tactical Systems, a privately-held company focused on specialized weapons products for law enforcement agencies.

        "Jaycor brings to Titan strong relationships with several key research and development agencies of the U.S. military. These relationships are critical to Titan's strategy of creating value for our shareholders by using our government business as the source of new technology for our commercial ventures," said Eric M. DeMarco, Executive Vice President and Chief Operating Officer. "In addition to strong customer relationships, Jaycor also brings a highly diversified product and technology portfolio that complements both the service and product businesses within Titan Systems," said DeMarco.

        "I have observed Jaycor's development since its inception and have been extremely impressed with its ability in the last few years to develop a rich technology portfolio and to take technologies developed with government funding and build successful commercial companies. This technology portfolio and the prospects for further commercialization of new products make Jaycor and Titan an excellent strategic fit," said Gene Ray, Chairman, President and CEO of Titan.

        Headquartered in San Diego, The Titan Corporation creates, builds and launches technology-based businesses, offering innovative technical solutions. Three of Titan's four core businesses develop and deploy communications and information technology solutions and services. In addition, Titan's subsidiary SureBeam (Nasdaq: SURE) markets the leading technology for the electronic pasteurization of food products and Titan is continually identifying promising technologies suitable for commercialization. The company has 10,000 employees and annualized sales of approximately $1.3 billion.

        "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of such forward looking statements include the statements made by Gene Ray and Eric DeMarco, the Company's belief that the transaction is expected to close in the first quarter of 2002, reduce Titan's debt by approximately $50 million, add approximately, $45 to $50 million to Titan's 2002 revenues, be accretive to Titan's 2002 earnings, and that the transaction will close. These statements are subject to uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include the risk that the shareholders of Jaycor, including the beneficial owners of its employee stock ownership plan which has a majority ownership of Jaycor, do not approve the transaction or the transaction is terminated for other reasons, risk of a delay in the timing of closing and the related risk that the acquisition will not add the expected level of revenues or be as accretive as expected in 2002 due to a closing delay or other factors, risk that the transaction will not enable Titan to reduce net debt by the expected level, risks associated with acquiring other companies, including integration risks, and other risks described in the Company's Securities and Exchange Commission filings.

Where You Can Find More Information

        Investors and security holders, including beneficial owners of the Jaycor employee stock ownership plan, are urged to read the S-4 Registration Statement regarding the proposed merger when it becomes available because it will contain important information about the transaction. The S-4 Registration Statement will be filed with the Securities and Exchange Commission by The Titan Corporation. Investors and security holders may obtain a free copy of the S-4 Registration Statement (when it is available) and other documents filed with the Commission at the Commission's web site at http://www.sec.gov. The S-4 Registration Statement and these other documents may also be obtained for free from The Titan Corporation.

Media Contact: Wil Williams, Vice President Corporate Communications (858) 552-9724 or wwilliams@titan.com
Investor Relations Contact: Rochelle Bold, Vice President Investor Relations (858) 552-9400 or invest@titan.com
If you would like to receive press releases via electronic mail, please contact invest@titan.com
Press Releases and other Titan information are available on The Titan Corporation's
World Wide Web site: http://www.titan.com

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Press Release Titan to Acquire Jaycor